FOR IMMEDIATE RELEASE	September 24, 2007

FOUNDRY UPDATE: MICROMEM MRAM WAFERS ARE BEING
PROCESSED THROUGH THE GCS FOUNDRY

TORONTO, ONTARIO, September 24, 2007 –Micromem Technologies Inc. [OTC BB: MMTIF] is pleased to announce that as of September 20, 2007 the MRAM wafers are in production in the Global Communications Semiconductor, Inc. (GCS) foundry. On September 17, 2007 Strategic Solutions, a design partner of Micromem, released the approved reticle design to the foundry. The reticle design incorporates an extensive matrix of tests to be performed on the Micromem MRAM bit structure as it is processed through the foundry. By October 29, 2007 the reticle test matrix will yield valuable information of the MRAM scalability, power consumption, read write speed and cross talk separation. Micromem is also planning additional radiation hardening test that will validate and supplement similar testing previously communicated in our May 24, 2007 press release.

Steven Van Fleet, Micromem’s Project Director for this foundry phase stated "The entire team, Strategic Solutions, GCS and Micromem are extremely pleased with the foundry plan, schedule and reticle test plan. Gallium Arsenide (GaAs) is proving to have been a wise choice for our targeted applications. GaAs has two distinct advantages over silicon: speed and power. For the same power dissipation, a GaAs circuit is faster, at the same speed, the power in a GaAs circuit is usually lower. This is key to our targeted markets."

"Military applications lead the list of interested joint development partners. The modern warfare soldier carries a lot of devices that require heavy batteries. If Micromem’s MRAM requires lower power dissipation, meaning lower battery weight, this will be a huge market opportunity for us" Van Fleet went on to say. The company anticipates meeting a lower power requirement.

"We are in discussions with companies that share similar needs in satellites, particularly phased array satellites. These satellites require array based calibration memories that need to be close to the satellite and not housed in metal shielded boxes like silicon based memory. We remain encouraged that our MRAM rad hardness will survive where silicon memory performance continues to be challenged"

The foundry schedule is aggressive. We will complete Phase 1 of the foundry by early January 2008. After October 29, 2007 we should have the first set of available test data. Once we achieve our predicted target we will begin to execute application specific development plans for military and other niche application devices that will benefit from our MRAM memory. We hope to begin a collaboration with these development partners in early November, Micromem will then be in a position to transition quickly from the Phase 1 test phase into multiple and parallel product developments.

"I am very proud of what our team has been able to accomplish, and specifically the GaAs selection demonstrated true foresight. Micromem has finally reached a stage where the culmination of 10 years of hard work, dedication and effort is beginning to pay off, this is a truly exciting time for Micromem," said Joseph Fuda.

For further information contact: Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 73,268,799
SEC File No: 0-26005

About Global Communication Semiconductors, Inc.

Global Communication Semiconductors, Inc., based in Torrance, California, an ISO 9001-2000 certified company, provides compound semiconductor foundry services to the RF wireless communication, telecommunication and high-speed networking, optoelectronics and photonics industries. GCS currently offers a broad portfolio of advanced RF processes (InGaP HBT, PHEMT, IPD and SAW), and various optoelectronics processes for products such as GaAs and InGaAs PIN PD and imaging array, APD, VCSEL, Laser, modulator, QWIP and LED. Additional information can be found at www.gcsincorp.com

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology. We believe that once fully developed, this technology will be suitable for various applications including, without limitation, Radio Frequency Identification (RFID) It is anticipated that RFID will be Micromem’s first market objective. Micromem’s primary technology was developed pursuant to an exclusive world wide commercial license issued by the University of Toronto ("UT"). Pursuant to the terms of the license, Micromem can buy out the balance of its financial obligations with respect to the patents and technology licensed by UT for a fixed fee. The MRAM development work was undertaken in accordance with research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centres of Excellence program.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.